Exhibit 107

CALCULATION OF FILING FEE TABLES

Table 1: Transaction Valuation

	Transaction Valuation	Fee rate	Amount of Filing Fee
Fees to Be Paid	$5,285,215	0.01531%	$809.17
Fees Previously Paid			$0.00
Total Transaction Valuation			$5,285,215
Total Fees Due for Filing			$809.17
Total Fees Previously Paid			$0.00
Total Fee Offsets			$0.00
Net Fee Due			$809.17